

May 26, 2016

Mail Stop 4631

<u>Via E-Mail</u>
William H. Schmidt, Jr.
Executive Vice President, General Counsel & Secretary
Enviva Partners, LP
7200 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re: Enviva Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 4, 2016**
> **File No. 333-211136**

Dear Mr. Schmidt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure in Footnote (1) to the fee table that you are registering ". . . an indeterminate amount of securities as may issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder." Please tell us how you are eligible to use Form S-3 for the registration of such securities. If you believe that Instruction I.B.4 of Form S-3 is available, please explain how you meet the condition of Instruction I.B.4(a)(1), which requires that the exchangeable or convertible security be outstanding at the time of effectiveness. Refer generally to Question 116.20 of our Securities Act Forms Compliance and Disclosure Interpretations.

2.   Please revise your registration statement to specify each security that you are registering. In this regard, we note your reference on the cover page of your prospectus to "other classes of units representing limited partner interests."

Description of the Units and the Preferred Units, page 4

3.   Please revise to provide the information required by Item 202 of Regulation S-K with respect to the securities being registered, including but not limited to, information regarding the common units. Refer to Item 9 of Form S-3.

Exhibit 5.1

4.   Please have counsel revise the legality opinion filed as Exhibit 5.1 to cover all the securities being registered. Specifically, counsel must provide an opinion with respect to the Preferred Units and the Partnership Securities. For guidance, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

William H. Schmidt, Jr.
Enviva Partners, LP
May 26, 2016
Page 3

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

                         Sincerely,

                         /s/ Jay Ingram

                         Jay Ingram
                         Legal Branch Chief
                         Office of Manufacturing and Construction

cc: E. Ramey Layne
       Vinson & Elkins L.L.P.